Filed Pursuant to Rule 433

Registration No. 333-192048

CHASE ISSUANCE TRUST

Class A(2015-2)

(REOPEN)

Free Writing Prospectus Dated March 17, 2015

$300,000,000*

Chase Issuance Trust has prepared a preliminary prospectus supplement subject to completion dated March 17, 2015 and prospectus dated February 10, 2015 which describe the Class A(2015-2) notes to be issued by the issuing entity. These Class A(2015-2) notes form a part of the same tranche and, except as described in the preliminary prospectus supplement, have the same terms as, and are fungible with, the issuing entity’s $1,400,000,000 Class A(2015-2) notes which were issued on March 13, 2015, and which have an interest rate of 1.59% per annum, a scheduled principal payment date of February 15, 2018 and a legal maturity date of February 18, 2020. Upon completion of this offering, the aggregate outstanding dollar principal amount of Class A(2015-2) notes will be $1,700,000,000 (subject to increase). You should review the preliminary prospectus supplement and the prospectus in their entirety before deciding to purchase any of the Class A(2015-2) notes.

Ratings

Chase Issuance Trust will issue the Class A(2015-2) notes only if they are rated by the following nationally recognized statistical rating organization as follows:

Fitch, Inc.	AAAsf**
Moody’s Investors Service	Aaa (sf)**
Standard & Poor’s Ratings Services	AAA(sf)**

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its scheduled principal payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early amortization event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision, withdrawal or qualification at any time by the assigning rating agency. Each rating is based on the corresponding rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. Ratings will be monitored by the applicable rating agencies while the notes are outstanding and, in certain instances described herein, Chase Bank USA, National Association or its affiliates may from time to time request the applicable rating agencies to confirm their ratings with respect to the notes. A rating, or a change, withdrawal or qualification of a rating, by one rating agency will not necessarily correspond to a rating, or a change, withdrawal or qualification of a rating, from any other rating agency.

J.P. Morgan

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering, including the preliminary prospectus supplement subject to completion dated March 17, 2015 and prospectus dated February 10, 2015. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.

* Subject to increase.

** An “sf” or “(sf)” in the credit rating denotes an identification for structured finance product ratings.